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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)



Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[*Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F* Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date July 16th, 2002

By (Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.



TELKOM

# PRESS RELEASE

No.TEL262 /PR000/UHI/02

## THE GOVERNMENT SOLD 3.1% TELKOM SHARES

**Bandung, July 16, 2002** – We have been informed by the Government of the Republic of Indonesia that it has sold 312 million B shares (3.1% of total listed B shares) of PT Telekomunikasi Indonesia, Tbk through an accelerated placement of the Company's shares to institutional investors in Indonesia and globally at Rp.3,635 per share. PT Bahana Securities and UBS Warburg acted as joint global coordinators and joint bookrunners for the offering.


SETIAWAN SULISTYONO
Head of Investor Relations


*For further information please contact:*


*Investor Relations Unit*
*PT Telekomunikasi Indonesia, Tbk.*

Bandung:
Telp : 62-22-4527337
Fax : 62-22-7104743
E-mail : investor@telkom.co.id
Website : www.telkom.co.id

Jakarta:
Telp : 62-21-5215109
Fax : 62-21-5220500